Exhibit 4.3

20 June 2010

SUBSEA 7 INC.

and

ACERGY S.A.

and

SIEM INDUSTRIES INC.

RELATIONSHIP AGREEMENT

CONTENTS

1.	Definitions	1

2.	Standstill	3

3.	Lock-up	4

4.	Representation on Autumn Board	5

5.	Election of Independent Directors	8

6.	Summer undertaking	9

7.	Non-solicitation	9

8.	Warranties	9

9.	Consent	10

10.	Termination	11

11.	Confidentiality	11

12.	Assignment	12

13.	Invalidity	12

14.	Waivers, rights and remedies	13

15.	Entire agreement	13

16.	Notices	13

17.	Counterparts	15

18.	No partnership	15

19.	Costs and expenses	15

20.	Third party rights	15

21.	Enforcement	15

22.	Governing law and jurisdiction	15

23.	Agent for service of process	16

Schedule 1

Schedule 2

THIS AGREEMENT is made on 20 June 2010

BETWEEN

(1)

Subsea 7 Inc., a company incorporated in the Cayman Islands with registered number MC - 115107 and with registered office address as PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands (Spring);

(2)

Acergy S.A., a société anonyme having its registered office in Luxembourg, 412F route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Sociétés de Luxembourg under no: B 43 172 (Autumn); and

(3)

Siem Industries Inc., a company incorporated in the Cayman Islands, with registered number CR – 1248 and with registered office address as PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands (Summer).

WHEREAS

(A)

Spring and Autumn have, contemporaneously with entering into this agreement, entered into a combination agreement, dated the same date as this agreement, governing the proposed combination of Spring and Autumn.

(B)	This agreement sets out certain matters agreed between the parties in relation to the relationship between them.

In consideration for the respective obligations of the parties hereto under this agreement the parties hereby agree as follows

1.	Definitions

1.1	In this agreement:

Affiliate

means with respect to any person, any other person directly or indirectly controlling, controlled by or under direct or indirect control with such person, provided that for the purpose of this definition “control” (and with correlative meanings, “controlled by” and “under common control with”), as used with respect to any person, shall mean the possession of the power to direct or cause the direction of the management and policies of such person through the ownership of voting securities or otherwise (and for the purposes of this agreement Kristian Siem shall be deemed to be an Affiliate of Summer);

Aggregate Percentage Shareholdings	has the meaning given in clause 4.6;

Autumn Articles	means the articles of incorporation of Autumn from time to

time;

Autumn Board	means the board of directors of Autumn from time to time;

Autumn Shares	means the common shares of US$2.00 each in the capital of Autumn;

Combination Agreement	means the agreement entered into on the same date as this agreement between Spring and Autumn governing the proposed combination of Spring and Autumn;

Equity Interests	means beneficial holdings in ordinary shares, securities convertible or exchangeable for ordinary shares, or an option to acquire such securities or ordinary shares;

Existing Framework Agreement	means the framework agreement dated 29 September 2009 between Summer, DnB Nor Bank ASA and ABG Sundal Collier Norge ASA;

Independent Director	has the meaning given in the Combination Agreement;

Lock-up Period	means the period of 6 months commencing on Completion;

Minimum Interest	means an interest in at least 10% of the Outstanding Autumn Shares;

Outstanding Autumn Shares	means the total number of issued Autumn Shares as of the applicable time, excluding any Autumn Shares held in treasury;

Percentage Shareholding	means the number of Autumn Shares held beneficially by a person expressed as a percentage of the total number of Outstanding Autumn Shares at the applicable time;

Proceedings	has the meaning given in clause 22.2;

Restricted Shares	has the meaning given in clause 3.1;

Standstill Period	means the period of 30 months commencing on the date of this agreement;

Summer Limited Recourse Exchangeable Bonds	means the USD 275 million zero coupon secured limited recourse exchangeable bonds 2007/2017 issued by Summer;

Summer Nominee	means a person nominated by Summer for appointment to the Autumn Board in accordance with clause 4; and

Threshold Interest	means a beneficial holding in Autumn Shares representing at least 80% of the Percentage Shareholding of Summer and its Affiliates on Completion.

1.2	In this agreement, terms defined in the Combination Agreement shall have the same meaning in this agreement unless otherwise defined above or the context otherwise provides.

1.3	In this agreement:

(A)	headings are inserted for ease of reference only and shall not affect the interpretation of this agreement;

(B)	references to clauses are to be construed as references to the clauses of this agreement unless otherwise stated;

(C)	words importing the plural shall include the singular and vice versa and words importing the masculine gender shall include the feminine and vice versa;

(D)

references to any statutes, statutory provisions, code or rule include any regulation, statute, statutory provision, code or rule which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments, other subordinate legislation, codes or rules made under the relevant provision from time to time;

(E)

references to a person shall be construed so as to include any individual, firm, company or other body corporate, trust, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having a separate legal personality);

(F)	a reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(G)

a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept of thing shall in respect of any jurisdiction other than England be treated as a reference to any analogous term in that jurisdiction; and

(H)

the rule known as the ejusdem generis rule shall not apply and general words shall not be given a restrictive meaning by reason of that fact they are accompanied by words indicating a particular class of acts, matters or things.

2.	Standstill

2.1

For the duration of the Standstill Period, Summer shall not, and shall procure that its Affiliates shall not, without the prior consent of Spring and Autumn (in the period prior to Completion) or Autumn (in the period after Completion), as applicable, acquire any

Equity Interests in Spring or Autumn which would increase directly or indirectly the aggregate number of Autumn Shares beneficially held by Summer and its Affiliates to more than 24.9% of the Outstanding Autumn Shares after Completion. For the purposes of this clause 2 only (and not, for the avoidance of doubt, any other provision of this agreement), the acquisition by or holdings of Summer and/or its Affiliates of any convertible bonds under (i) the Spring Convertible Bonds; (ii) the Acergy S.A. USD500,000,000 2.50 per cent. Convertible Note Issue 2013; and (iii) any bonds issued by Spring or Autumn convertible into shares in Spring or Autumn (as applicable) after the date hereof, in each case shall not be counted towards the restriction on acquiring or holding Equity Interests in Spring or Autumn until the conversion thereof.

2.2

If, during the Standstill Period, any Affiliate of Summer acquires any Equity Interests in Spring or Autumn which increases directly or indirectly the aggregate number of Autumn Shares beneficially held by Summer and its Affiliates to more than 24.9% of the Outstanding Autumn Shares, then Summer shall, on request by Autumn, promptly sell such number of Equity Interests so as to reduce such aggregate number of Autumn Shares beneficially held by Summer and its Affiliates to not more than 24.9% of the Outstanding Autumn Shares. For the avoidance of doubt, neither Summer nor any Affiliate shall be required to sell any Equity Interests pursuant to this clause 2.2 if its Percentage Shareholding in Autumn has increased as a result of any reduction in the number of Outstanding Autumn Shares at the relevant time.

2.3

The restrictions in clauses 2.1 and 2.2 above shall cease to apply immediately following the announcement of a bona fide offer by a third party for the acquisition of control of either Spring or Autumn.

2.4	For the avoidance of doubt, the provisions of Clause 7 of the Confidentiality and Standstill Agreement shall cease to apply from the date of this agreement.

3.	Lock-up

3.1

For the duration of the Lock-up Period, Summer shall not, and shall procure that its Affiliates shall not transfer, dispose of, or agree to transfer or dispose of any Autumn Shares beneficially held by it which would result in the aggregate number of Autumn Shares beneficially held by Summer and its Affiliates falling below 80% of the number of Autumn Shares beneficially held by Summer and its Affiliates immediately after Completion (such number of shares being the Restricted Shares).

3.2

If at any time or times in the period of 6 months commencing on the expiry of the Lock-up Period, Summer or its Affiliates wishes to transfer or dispose of any Restricted Shares, such transfers or disposals shall be carried out in consultation with Autumn and Summer shall use all reasonable endeavours to dispose of or transfer such Autumn Shares in a manner that does not disrupt the market for the issued capital of Autumn. All transaction expenses relating to such transfers or disposals of Autumn Shares by Summer or its Affiliates pursuant to this clause 3.2 shall be borne by Summer, but for the avoidance of doubt any expenses in relation to any US registration will be borne by Autumn.

3.3	Nothing in clause 3.1 or 3.2 shall prevent Summer or its Affiliates from:

(A)	accepting or giving an undertaking to accept an offer for Autumn Shares made to all or substantially all the shareholders of Autumn;

(B)	lending Autumn Shares under the Existing Framework Agreement;

(C)	granting security over Autumn Shares in relation to the provision of finance (whether debt, equity or other type of finance);

(D)

transferring the legal and/or beneficial interest in any Autumn Shares between Summer and its Affiliates, provided that if the transferee ceases to be an Affiliate of Summer, then Summer must procure that such Autumn Shares are promptly transferred back to Summer or to an Affiliate of Summer and provided that Summer shall procure that any such Affiliate to whom Autumn Shares are transferred in accordance with this sub-clause 3.3 (D) complies with the restrictions of this clause 3;

(E)	disposing of Autumn Shares pursuant to a court order, arbitral award or judgment or as otherwise required by law or regulation;

(F)

effecting any transfer or disposal pursuant to a compromise or arrangement (including without limitation, mergers, divisions, share repurchases or redemptions or other similar reorganisations) between Autumn and/or its shareholders, or any class of them, in accordance with Luxembourg law; or

(G)

transferring any of its Autumn Shares to any holder of any Summer Limited Recourse Exchangeable Bonds to the extent Summer is required to or has elected to deliver Autumn Shares to any such holder pursuant to the terms of the Summer Limited Recourse Exchangeable Bonds.

4.	Representation on Autumn Board

4.1

It is agreed that, with effect from Completion, and subject at all times to the majority of the directors of the Autumn Board being comprised of (i) Independent Directors for the duration of the Standstill Period and (ii) “independent directors” (as determined in accordance with the Autumn Articles) thereafter:

(A)

for as long as Summer (together with its Affiliates) has a Threshold Interest, Summer may, by notice in writing to Autumn, from time to time nominate two persons for appointment to the Autumn Board (the Summer Nominees) (who shall always be deemed not to be Independent Directors). For the purposes of this clause 4.1(A) and this agreement, Kristian Siem is the first Summer Nominee, it being understood that at the date of this agreement Summer has not exercised its right to nominate a second Summer Nominee but reserves the right to do so at any time. If, when Summer first exercises its right to nominate a second Summer Nominee, one of the Designated Spring Directors who was not independent when appointed as an Autumn director at Completion remains a director of Autumn, Summer will, if it so elects, support the removal of such Designated Spring Director to provide a vacancy for the second Summer Nominee and in such circumstances the second Summer Nominee shall not be appointed to the Autumn Board until such Designated Spring Director has resigned (or otherwise been removed) from the Autumn Board. Following his resignation, the Autumn Board may re-appoint such Designated Spring Director as a new director of Autumn provided always that the penultimate paragraph of this clause 4.1 is followed with the references to “Summer Nominee” being deemed references to such Designated Spring Director; and

(B)

for so long as Summer (together with its Affiliates) has an interest below the Threshold Interest but at least the Minimum Interest, Summer may, by notice in writing to Autumn, from time to time nominate one person (a Summer Nominee) for appointment to the Autumn Board.

If the appointment of a Summer Nominee to the Autumn Board in accordance with this clause 4 would result in a majority of the Autumn Board ceasing to be comprised of Independent Directors in the Standstill Period or “independent directors” (as determined in accordance with the Autumn Articles) thereafter, before such Summer Nominee is elected to the Autumn Board, another Independent Director or “independent director” (as applicable) (in each case who shall be selected by the Autumn Board) must at the same time be elected to the Autumn Board and Summer undertakes to vote in favour of any resolution at a general meeting of Autumn to elect such person as an Independent Director or independent director (as applicable) of Autumn.

If a shareholder of Autumn, not being an Affiliate of Summer, gains representation on the Autumn Board, such representative shall be deemed to be an Independent Director for the purposes of this agreement.

4.2

Autumn shall take all necessary or reasonably required actions within its control in order to ensure that any Summer Nominee nominated pursuant to clause 4.1 is promptly and duly appointed to the Autumn Board (whether by board resolution or otherwise). If a resolution of the Autumn shareholders is required for the appointment of any Summer Nominee to the Autumn Board, Autumn shall take all necessary or reasonably required actions within its control to ensure that such Summer Nominee is appointed at a general meeting of Autumn promptly following the nomination pursuant to clause 4.1. In the event that the nominated Summer Nominee is not appointed to the Autumn Board at the general meeting, Summer is entitled to nominate another person in accordance with clause 4.1, and this clause 4.2 shall apply to such further nomination.

4.3

If a Summer Nominee has not been appointed to the Autumn Board within 3 months after the nomination pursuant to clause 4.1, provided the failure to appoint such Summer Nominee does not arise from a Designated Spring Director not leaving the Autumn Board, the restrictions under clauses 2, 3 and 5.2 shall cease to apply.

4.4

If any Summer Nominee appointed to the Autumn Board is required under the Autumn Articles or by law to submit himself for re-appointment as a director of Autumn at any general meeting of Autumn, the Autumn Board shall include a resolution for the re-

appointment of such Summer Nominee as a director of Autumn in the notice of such general meeting sent to the shareholders of Autumn and Autumn shall take all necessary or reasonably required actions within its control to ensure the approval of such re-appointment. In the event that any such Summer Nominee is not re-appointed as a director of Autumn, Summer may nominate another person for appointment to the Autumn Board in accordance with clause 4.1. For the avoidance of doubt, if such other person is not appointed to the Autumn Board within 3 months of the general meeting of Autumn at which the Summer Nominee was proposed to be re-appointed, the restrictions under clauses 2, 3 and 5.2 shall cease to apply.

4.5

Summer shall be entitled at any time to cause any Summer Nominee appointed to the Autumn Board to vacate his office as a director of Autumn by procuring his resignation and nominating another person as a Summer Nominee in accordance with clause 4.1.

4.6

If at any time Summer’s holdings (when aggregated with those of its Affiliates) in Autumn Shares falls below the Threshold Interest and at such time there are two Summer Nominees on the Autumn Board, Summer shall procure that one Summer Nominee on the Autumn Board resigns from his position on the Autumn Board. For the avoidance of doubt, Summer shall not be required to procure the resignation of a Summer Nominee from the Autumn Board at any time when there is only one Summer Nominee on the Autumn Board, notwithstanding any change in Summer’s shareholding in Autumn.

4.7

Summer shall procure that a resignation from any Summer Nominee from his position on the Autumn Board in accordance with clause 4.5 and 4.6 is on such terms that such Summer Nominee does not seek compensation for loss of office and waives all claims that he may have against Autumn in connection therewith. If any Summer Nominee refuses to resign in accordance with clause 4.5 and 4.6, the parties shall take all necessary or reasonably required actions within their control to ensure that such Summer Nominee is removed from the Autumn Board as soon as practicable.

4.8

Where a Summer Nominee appointed to the Autumn Board receives information in a capacity other than in his position on the Autumn Board, which imposes on him a duty of confidentiality, he shall not be obliged to disclose that information to Autumn. This clause 4.8 is without prejudice to any obligation on a Summer Nominee appointed to the Autumn Board to disclose any conflict of interest under applicable laws and regulations, including the governance code applicable to Autumn from time to time.

4.9

The rights granted pursuant to this clause 4 are personal to Summer only and are not rights attached to any Autumn Shares held by Summer. None of the rights granted under this clause 4 may be assigned or transferred to any other person other than any Affiliates of Summer.

4.10

Summer acknowledges and agrees that any decisions made by the Autumn Board (including the Summer Nominees appointed to the Autumn Board) shall be in accordance with the fiduciary duties of the directors.

4.11	The parties acknowledge that no director that has been appointed to the Autumn Board shall use any information obtained through his position on the Autumn Board for any commercial purpose other than:

(A)	for Autumn’s business; and

(B)	in the case of the Summer Nominees appointed to the Autumn Board, in connection with Summer’s and its Affiliate’s shareholding in Autumn (but always subject to any applicable laws and regulations).

5.	Election of Independent Directors

5.1

Following Completion and for the remainder of the Standstill Period, whenever the Autumn Board proposes a candidate for election as a new director of Autumn at a general meeting of Autumn and such candidate is proposed by the Autumn Board as an independent director, the Autumn Board shall either:

(A)	make such proposal on the basis that such candidate satisfies the definition of Independent Director; or

(B)

if the Autumn Board determines that such candidate should be proposed as an independent director notwithstanding that he or she does not satisfy the definition of Independent Director, then the Autumn Board shall provide the shareholders of Autumn, in the notice for the relevant general meeting, with the reasons as to why the Autumn Board proposes such candidate despite such non-compliance.

5.2

Following Completion, for the remainder of the Standstill Period Summer undertakes to either abstain from voting or to vote against (in its discretion) any resolution at a general meeting of Autumn to elect a person that has been proposed as a new director of Autumn if the election of such person would mean that a majority of the Autumn Board would cease to be comprised of Independent Directors, except that Summer shall at all times be free to vote in favour or against or abstain from voting (in its discretion) in respect of any resolution at a general meeting of Autumn to elect or re-elect a person as a director of Autumn where:

(A)	that person has been nominated by Summer in accordance with clause 4; or

(B)	the Autumn Board has proposed such person as a director of Autumn or has recommended that shareholders vote in favour of the election or re-election of such person as a director of Autumn.

5.3

Any candidate appointed to the Autumn Board shall be deemed to be an Independent Director for the purposes of this agreement if that person was proposed by the Autumn Board in accordance with clause 5.1(B). Each member of the Autumn Board appointed at the Effective Time in accordance with the Combination Agreement shall be deemed to be an Independent Director for the purposes of this agreement if that person is referred to as an “Independent Director” in clause 4 of the Combination Agreement, unless such person is nominated as a Summer Nominee.

5.4

Following Completion and for the remainder of the Standstill Period, the Autumn Board shall insert the provisions included at Schedule 2 to this agreement in the then current terms of reference for the Autumn nominations committee as adopted by the Autumn Board from time to time.

6.	Summer undertaking

6.1

Summer irrevocably and unconditionally undertakes in favour of Spring and Autumn that it will exercise all voting rights attaching to its shareholding in Spring at the relevant time by voting (either in person or by proxy):

(A)

in favour of the resolutions (whether or not amended and whether put on a show of hands or poll) in relation to the proposed combination of Spring and Autumn and the Scheme to be proposed at the Spring General Meeting and the Court Meeting or any adjournment thereof; and

(B)

against any shareholder resolution relating to any proposal, agreement or action made in opposition to the proposed combination of Spring and Autumn and the Scheme or the transactions contemplated thereby.

6.2

Nothing in clause 6.1 shall prevent Summer voting in favour of any resolution or other motion to adjourn the Spring General Meeting and the Court Meeting to a date not later than the date on which a quorate general meeting of Autumn to seek the Autumn Shareholder Approval is validly convened and held and Autumn shareholders vote on resolutions relating to the Autumn Shareholder Approval.

6.3

The undertakings in clause 6.1 above shall cease to apply immediately following the announcement of an offer by a third party for the acquisition of control of either Spring or Autumn which represents an offer on better terms than the Scheme.

7.	Non-solicitation

Summer undertakes that, from the date hereof until the Effective Time, neither it nor any of its Affiliates or their respective officers, directors or employees shall solicit or initiate any Acquisition Proposal relating to Spring.

8.	Warranties

8.1	Summer warrants to Spring and Autumn that:

(A)

Schedule 1 sets out all Equity Interests held by Summer and its Affiliates in Spring and Autumn at the date of this agreement and Summer confirms that (except in respect of the Equity Interests marked with a ** in Schedule 1 lent out under the Existing Framework Agreement) it is the registered holder of (or is otherwise able to control the exercise of the voting rights attaching to) the Spring Shares against its and its Affiliates names therein; and

(B)

at the date of this agreement neither it nor any of its Affiliates owns any Equity Interest or has any other legal or beneficial interest in any other security conferring voting rights in either Spring or Autumn other than as set out in (A) above.

Notwithstanding any other provisions of this agreement, for the purposes of clauses 2, 4 and 6, shares in Spring (marked with a * in Schedule 1) (or shares derived therefrom) which have been lent to Lehman Brothers International (Europe) to be on-lent to third parties shall be deemed not to be shareholdings or Equity Interests held by Summer or its Affiliates to the extent Summer or its Affiliates (as applicable) are unable at the relevant time to control the voting rights attaching to such Equity Interests.

8.2	Each party hereto warrants to the other parties hereto that:

(A)

it is a legal entity duly organised or formed, validly existing and in good standing (insofar as such term applies as a legal concept in the jurisdiction of incorporation of such party) under the laws of its jurisdiction of organisation or formation, and has all requisite power and capacity, and is duly and validly authorised, to execute and deliver this agreement and to perform its obligations hereunder, and no other actions or proceedings are necessary to authorise the execution and delivery by it of this agreement and the performance of its obligations hereunder. This agreement constitutes its legal, valid and binding obligations, and is enforceable against it in accordance with its terms; and

(B)

the execution and delivery of this agreement by it does not, and the performance of this agreement by it will not result in or constitute a violation of any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to it or by which it is bound or affected.

9.	Consent

Summer consents to any public disclosure made by Spring or Autumn incorporating references to this agreement and to its and/or its Affiliates’ ownership of Equity Interests in Spring and Autumn as described in this agreement, in each case where such references are required by any Applicable Laws; provided that Summer shall have a reasonable opportunity to review and comment on such disclosure prior to the making of such disclosure. Summer understands that, if the Scheme is proposed, this agreement may be made available for inspection prior to the Effective Time and that particulars of it will be contained in the Scheme Document and the Prospectus. Summer undertakes to provide Spring and Autumn with any further information in relation to its and any of its Affiliates’ interests in Spring or Autumn as Spring or Autumn may reasonably require in order to comply with:

(A)

the requirements of any relevant securities exchange or applicable regulatory or governmental body to which Spring or Autumn is subject, wherever situated, and whether or not the requirement for such information has the force of law; and

(B)	any other legal or regulatory requirements for inclusion of such information in the Scheme Document (or any other document required in connection with the Scheme) and the Prospectus.

10.	Termination

10.1

This agreement (except for clause 11 and 19 which shall continue to apply after the termination of this agreement without limitation in time) shall continue in force unless and until any of the following events occur, in which case this agreement shall automatically terminate:

(A)	the termination of the Combination Agreement for any reason prior to Completion;

(B)

an acquisition by a person or a group of persons acting in concert at any time prior to Completion of shares in Autumn and/or Spring that (assuming Completion occurred at that time) would result in such person or group of persons holding an aggregate shareholding in Autumn that would be greater than that held legally and/or beneficially by Summer and its Affiliates, whether directly or indirectly, at that time (again assuming that Completion occurred at that time); or

(C)

an acquisition by a person or a group of persons acting in concert at any time after Completion of shares in Autumn that would result in such person or group of persons holding an aggregate shareholding in Autumn that is greater than the shareholding in Autumn held legally and/or beneficially by Summer and its Affiliates, whether directly or indirectly, at that time.

10.2

Any termination of this agreement shall be without prejudice to any provisions hereof which are expressed to continue in force thereafter and shall be without prejudice to any rights or obligations which may have accrued prior to the date on which this agreement terminated in respect of the relevant party.

11.	Confidentiality

11.1	Each party shall treat as confidential all information obtained as a result of entering into or performing this agreement which relates to:

(A)	the provisions of this agreement;

(B)	the negotiations relating to this agreement;

(C)	the subject matter of this agreement; or

(D)	the other parties.

11.2	Each party shall not disclose any such confidential information to any person other than any of its directors or employees who needs to know such information in order to discharge his duties.

11.3	Notwithstanding the other provisions of this clause 11, a party may disclose any such confidential information:

(A)	to the extent required by law or any Governmental Entity;

(B)

to the extent required by any securities exchange or regulatory or governmental body to which that party is subject wherever situated, whether or not the requirement for information has the force of law;

(C)	to its professional advisers, auditors and bankers provided they have a duty to keep such information confidential;

(D)	to the extent the information has come into the public domain through no fault of that party; or

(E)	to the extent the other parties have given prior written consent to the disclosure.

Any information to be disclosed pursuant to sub-clauses 11.3(A) or 11.3(B) shall be disclosed only after notice to the other parties, to the extent permitted by applicable law.

11.4	The restrictions contained in this clause 11 shall continue to apply after the termination of this agreement without limit in time.

12.	Assignment

Unless the parties specifically agree in writing or as set out in this agreement, no person shall assign, transfer or charge all or any of its rights under this agreement nor grant, declare, create or dispose of any right or interest in it.

13.	Invalidity

If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

14.	Waivers, rights and remedies

No failure or delay by any party hereto in exercising any right, power, privilege or remedy by law or under or pursuant to this agreement shall impair such right, power, privilege or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any right, power, privilege or remedy in connection with this agreement shall preclude any further or other exercise of it or the exercise of any other right or remedy.

15.	Entire agreement

15.1	This agreement constitutes the whole and only agreement between the parties relating to the subject matter of this agreement.

15.2	Each party acknowledges that in entering into this agreement it is not relying upon any pre contractual statement which is not set out in this agreement.

15.3

Except in the case of fraud, no party shall have any right of action against any other party to this agreement arising out of or in connection with any pre contractual statement except to the extent that it is repeated in this agreement.

15.4

For the purposes of this clause 15, “pre contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this agreement made or given by any person at any time prior to this agreement becoming legally binding.

15.5	This agreement may only be varied in writing signed by each of the parties.

16.	Notices

16.1

Any notice or other communication to be given under or in connection with this Agreement (a Notice) shall be in the English language in writing and signed by or on behalf of the party giving it and marked for the attention of the relevant party. A Notice may be delivered personally, by pre-paid recorded delivery, international courier or email to the address provided in this clause 16.

16.2	A notice shall be deemed to have been received:

(A)	at the time of delivery if delivered personally;

(B)	at the time it is sent if sent by email;

(C)	two Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(D)	three Business Days after the time and date of posting if sent by international courier,

provided that if deemed receipt of any Notice occurs after 6.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business Day. References to time in this clause 16 are to local time in the country of the addressee.

16.3	The addresses for service of Notice are:

Party:	Address:	Email:

Spring	Subsea7 Inc. PO Box 309 Ugland House South Church Street Grand Cayman KY1-1104 Cayman Island For the attention of: Michael Delouche	Email - mikedelo@swbell.net

	cc to:	Email - Graeme.Murray@Subsea7.com

Subsea 7 Prospect Road Arnhall Business Park Westhill Aberdeenshire AB32 6FE For the attention of: Graeme Murray

Autumn	Acergy M.S. Limited 200 Hammersmith Road London W6 7DL For the attention of Johan Rasmussen	Email: johan.rasmussen@acergy-group.com

Summer	Siem Industries Inc. PO Box 309 Ugland House South Church Street George Town Grand Cayman KY1-1104 Cayman Islands For the attention of Michael Delouche	Email: mikedelo@swbell.net

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so emailed, personally delivered or mailed.

17.	Counterparts

This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

18.	No partnership

Nothing in this agreement and no action taken by the parties under this agreement shall constitute a partnership, joint-venture or agency relationship between any of the parties.

19.	Costs and expenses

Each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and implementation of this agreement.

20.	Third party rights

The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

21.	Enforcement

Each party hereto understands and agrees that money damages would not be a sufficient remedy for any breach of this agreement by it or its Affiliates and that the other parties hereto shall be entitled to specific performance and injunctive relief as remedies for any such breach of this agreement. Such remedies shall not be deemed to be the exclusive remedies for any breach of this agreement, but shall be in addition to all other remedies available at law.

22.	Governing law and jurisdiction

22.1

This agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

22.2

The courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this agreement. Any proceeding, suit or action arising out of or in connection with this agreement or the negotiation, existence, validity or enforceability of this agreement (Proceedings) shall be brought only in the courts of England.

22.3

Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in the courts of England. Each party also agrees that a judgment against it in Proceedings brought in

England shall be conclusive and binding upon it and may be enforced in any other jurisdiction

22.4	Each party irrevocably submits and agrees to submit to the jurisdiction of the courts of England.

23.	Agent for service of process

23.1

Autumn irrevocably appoints Acergy M.S. Limited of 200 Hammersmith Road, London, W6 7DL, to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

If Autumn’s agent at any time ceases for any reason to act as such, Autumn shall appoint a replacement agent having an address for service in England or Wales and shall notify Spring and Summer of the name and address of the replacement agent. Failing such appointment and notification, Spring and Summer shall be entitled by notice to Autumn to appoint a replacement agent to act on behalf of Autumn. The provisions of this 23.1 applying to service on Autumn’s agent apply equally to service on such a replacement agent.

A copy of any Service Document served on Autumn’s agent shall be sent by post to Autumn. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

23.2

Spring irrevocably appoints Subsea 7 Engineering Limited, 17th Floor, Quadrant House, Sutton, The Quadrant, Sutton, Surrey, SM2 5AS (for the attention of Graham Sharland) to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

If Spring’s agent at any time ceases for any reason to act as such, Spring shall appoint a replacement agent having an address for service in England or Wales and shall notify Autumn and Summer of the name and address of the replacement agent. Failing such appointment and notification, Autumn and Summer shall be entitled by notice to Spring to appoint a replacement agent to act on behalf of Spring. The provisions of this Clause 23.2 applying to service on Spring’s agent apply equally to service on such a replacement agent.

A copy of any Service Document served on Spring’s agent shall be sent by post to Spring. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

23.3

Summer irrevocably appoints Siem Capital UK Limited of 30 Charles II Street, London SW1Y 4AE (for the attention of to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with

Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

If Summer’s agent at any time ceases for any reason to act as such, Summer shall appoint a replacement agent having an address for service in England or Wales and shall notify Autumn and Spring of the name and address of the replacement agent. Failing such appointment and notification, Autumn and Spring shall be entitled by notice to Summer to appoint a replacement agent to act on behalf of Summer. The provisions of this Clause 23.3 applying to service on Summer’s agent apply equally to service on such a replacement agent.

A copy of any Service Document served on Summer’s agent shall be sent by post to Summer. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

SIGNED for and on behalf of SUBSEA 7 INC.	) ) )	/s/ M Fitzgerald /s/ A Schultz

SIGNED for and on behalf of ACERGY S.A.	) ) )	/s/ J Cahuzac

SIGNED for and on behalf of SIEM INDUSTRIES INC.	) ) )	/s/ M Delouche

Schedule 1

Summer shareholdings as at 19 June 2010

Spring common shares	Number
Legally and/or beneficially owned by Summer	60,429,045

Pledged for share lending under the Existing Framework Agreement comprised of:

(i) shares pledged but not loaned out	4,438,500^

(ii) shares loaned out **	561,500^

5,000,000^

Total legally and/ or beneficially owned by Summer	65,247,545

Lent to Lehman Brothers International (Europe) *	4,680,000

Note:

*	not to be considered shareholdings or Equity Interest held by Summer or its Affiliates

^	the total number of Spring shares pledged for share lending is 5,000,000 but the exact number loaned out may from time to time vary.

Schedule 2

Where the nominations committee considers a candidate for proposal to the board of directors of the Company for a role as an independent director, the nominations committee shall have regard to the following definition of “Independent Director” in making its evaluations:

“Independent Director” means a person who:

(a) has not been an employee of Spring, Autumn and/or their respective Affiliates in the last five years;

(b) has not, and has not had within the last three years, a material business relationship with Spring, Autumn and/or their respective Affiliates either directly, or as a partner, a material shareholder, director or senior employee of a body that has such a relationship with Spring, Autumn and/or their respective Affiliates;

(c) is not a direct or indirect shareholder in Spring or Autumn having an interest in excess of 1% of the issued share capital (excluding shares held in treasury) of Spring or Autumn, and is not a director, senior employee or authorised representative of such a direct or indirect shareholder in Spring or Autumn;

(d) has not received and does not receive additional remuneration from Spring, Autumn and/or their respective Affiliates apart from a director’s fee (other than through participation in any share option schemes of Spring, Autumn and/or their respective Affiliates), does not participate in any performance-related pay scheme of Spring, Autumn and/or their respective Affiliates and is not a member of any pension scheme of Spring, Autumn and/or their respective Affiliates;

(e) is not associated with a company that is an adviser or consultant to Spring or Autumn;

(f) is not employed as an executive director or senior employee of another company where any of the executive directors or senior employees of Spring, Autumn and/or their respective Affiliates serve on that company’s board of directors;

(g) has no close family ties with any of the advisers, directors or senior employees of Spring or Autumn;

(h) is not a member of the immediate family of any individual who is, or has been during the past five years, employed by Spring, Autumn and/or their respective Affiliates as a director or senior employee; and

(i) has not served on the board of directors of Autumn for more than nine years from the date of first election.

For the purposes of this definition, a Person shall be “associated” with a party if such person (i) has a direct or indirect ownership interest of 5% or more in that party; or (ii) is employed by such party as a senior employee.

For the purposes of this definition, a person shall be a “material shareholder” of a body if such person has a direct or indirect ownership interest of 5% or more in such body.

For the purposes of this definition, a person shall be a “senior employee” of a company if that person receives a basic salary from that company (excluding bonuses and benefits in kind) in excess of £125,000.

For the purposes of this definition, a person shall have a “close family tie” with another person if that other person is his/her spouse, parent or child.

For the purposes of this definition, references to an “adviser” or “consultant” to a company shall be construed as references to a person that provides material advisory or consultancy services directly to that company.

For the purposes of this definition, a person is an “authorised representative” of another person if that person is authorised to represent that other person.”

If the nominations committee proposes such candidate for a role as independent director who does not satisfy the criteria in the definition of “Independent Director” above, then the Board of Directors shall, in the notice of general meeting for the relevant meeting at which such candidate is to be proposed for election by the Board of Directors, disclose to the shareholders the non-compliance with the criteria.